Exhibit (b.2)

AMENDMENT TO THE BY-LAWS

OF

NAKOMA MUTUAL FUNDS

Effective October 27, 2008

Pursuant to Article VIII of the By-Laws (the “By-Laws”) of Nakoma Mutual Funds (the “Trust”), and pursuant to a resolution approved by a vote of the majority of the Trust’s Board of Trustees, the By-Laws are hereby amended by deleting therefrom Article III, Section 9, and inserting the following:

“Section 9.  CHAIRPERSON OF THE BOARD.  No later than when required by the 1940 Act, the Board (including a majority of the Disinterested Trustees) shall appoint a Trustee who is a Disinterested Trustee as chairperson of the Board.  The chairperson of the Board shall serve in such capacity only as long as he or she remains a Trustee.  The chairperson of the Board presides at all meetings of the Board and has such other powers and duties as may be prescribed by the Board or as provided in the Declaration of Trust or these By-Laws.  In the absence of the chairperson of the Board at a meeting of the Board, a Disinterested Trustee chosen by the Disinterested Trustees present at the meeting of the Board will preside at the meeting of the Board.”

All other provisions of the By-Laws shall remain in full force and effect.